FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

     [If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

News From
Royal Caribbean Cruises Ltd.

Corporate Communications Office
1050 Caribbean Way, Miami, Florida 33132-2096

Contact:	Lynn Martenstein or Dan Mathewes (305) 539-6570 or (305) 539-6153 For Immediate Release

ROYAL CARIBBEAN REPORTS 2004 RESULTS

MIAMI – February 1, 2005 – Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) today reported net income for the year of $474.7 million, or $2.26 per share, compared to $280.7 million, or $1.42 per share, in 2003. Revenues for the year increased 20.4% to $4.6 billion from revenues of $3.8 billion in 2003. The increase in revenues was attributable to a 10.3% increase in capacity coupled with an increase in cruise ticket prices, occupancy and onboard revenues. Gross Yields for the year increased 9.1% from 2003. Net Yields increased a record 9.2% from 2003. Occupancy reached 105.7%, up from 103.2% in 2003.

“Despite hurricanes, sky-rocketing fuel costs and other challenges, 2004 was a very good year for the company,” said Richard D. Fain, chairman and chief executive officer. “We are especially pleased with our yield performance and our income growth. These results reflect the strong demand for our product, successful implementation of our brand building initiatives, and the underlying strength of the industry fundamentals.”

Revenues for the fourth quarter of 2004 were $964.6 million, up 9.9% from $878.0 million in 2003. Gross Yields and Net Yields increased 4.7% and 4.4%, respectively. Net Yields in the fourth quarter have now surpassed those achieved in the fourth quarter of 2000. The company reported a net loss of $25.8 million, or $0.13 per share, for the fourth quarter of 2004, which compares with a net loss of $20.0 million, or $0.10 per share, for the fourth quarter of 2003. As previously disclosed, included in the fourth quarter of 2004 is $8.1 million associated with the reversal of a tax accrual.

For the fourth quarter of 2004, Gross Cruise Costs and Net Cruise Costs per APCD, increased 6.3% and 6.5%, respectively. An unexpected spike in at-the-pump fuel costs during November and December was the primary driver of this increase. During the fourth quarter of 2004, fuel costs represented approximately 7.1% of total revenues.

Commenting on these figures, Mr. Fain said: “While the year as a whole has been very gratifying, we are disappointed that fuel and other costs hurt our fourth quarter results so much. In addition, onboard revenue, while up, did not reach the exceptional performance we had enjoyed during the first three quarters.”

With three weeks of what has been characterized as the industry’s “wave period” completed, the company is able to report that bookings and pricing levels continue to be strong. Consumer demand is healthy across all products and for both brands. Many of the demand characteristics the company is now seeing are similar to those seen in the late 1990’s. As a result, the company currently forecasts Net Yields for the first quarter of 2005 will increase approximately 7% and Net Yields for the full year 2005 will increase in the range of 5% to 7%.

For 2005, the company has a relatively small capacity increase of 1.6%, which means fewer economies of scale to absorb inflationary and other cost pressures. In addition, uncertainty about fuel costs makes forecasting difficult. Assuming the yearly average at-the-pump price of fuel in 2005 is the same as the yearly average in 2004 and adjusting for fewer fuel hedges, the company currently expects that fuel costs will increase by approximately 8% per APCD. Based on this assumption, the company expects Net Cruise Costs to increase in the range of 2% to 3% per APCD. This increase in fuel costs accounts for 1% of the increase in Net Cruise Costs per APCD. Compared to the same periods in the prior year, management anticipates that Net Cruise Costs will increase in the first half of the year and be flat to slightly down in the second half of the year.

Depreciation and amortization is expected to be in the range of $410 to $420 million and net interest expense is expected to be in the range of $305 to $315 million. Additionally, 2005 will be the initial year the company accrues income taxes associated with the final regulations under Internal Revenue Code Section 883. The company expects the application of the final regulations will reduce 2005 earnings per share by approximately $0.04 to $0.05.

Based upon these assumptions, management expects full year 2005 earnings per share to be in the range of $2.70 to $2.90. On the same basis, first quarter 2005 earnings per share are expected to be in the range of $0.50 to $0.55.

On December 13, 2004, Royal Caribbean International’s Sovereign of the Seas re-entered service after an extreme makeover that included bow-to-stern renovations and several new entertainment and dining options. Renovation highlights include the creation of the ship’s first balcony staterooms, the addition of Boleros Latin lounge, and the transformation of the Windjammer Café into the Windjammer Marketplace.

In response to steadily increasing demand for Celebrity Cruises’ vacation experience in Europe, Celebrity Cruises announced the deployment of Century to Europe. Century’s deployment gives Celebrity Cruises, the top-rated premium line, a total of four ships in Europe for the 2005 season. As the U.S. dollar continues to decline against the euro, a growing number of savvy travelers are honing in on cruising as the definitive way to experience Europe. The European deployment of Century will allow the company to capitalize on this strong demand.

The company has scheduled a conference call at 10 a.m. Eastern Standard Time today to discuss its earnings. This call can be listened to, either live or on a delayed basis, on the company’s investor relations web site at www.rclinvestor.com. A slide presentation will accompany the conference call, and is also available for viewing at www.rclinvestor.com.

Terminology

Available Passenger Cruise Days (“APCD”)
APCDs represent double occupancy per cabin multiplied by the number of cruise days for the period and are our measurement of capacity.

Gross Yields
Gross Yields represent total revenues per APCD.

Net Yields
Net Yields represent Gross Yields less commissions, transportation and other expenses and onboard and other expenses per APCD. We utilize Net Yields to manage our business on a day-to-day basis and believe that it is the most relevant measure of our pricing performance. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful.

Gross Cruise Costs
Gross Cruise Costs represent the sum of total cruise operating expenses plus marketing, selling and administrative expenses.

Net Cruise Costs
Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs to be the most relevant indicator of our performance. We have not provided a quantitative reconciliation of projected Gross Cruise Costs to projected Net Cruise Costs due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful.

Passenger Cruise Days
Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days of their respective cruises.

Occupancy Percentage
Occupancy Percentage, in accordance with cruise industry practice, is calculated by dividing Passenger Cruise Days by APCDs. A percentage of 100% indicates that three or more passengers occupied some cabins.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 29 ships in service and two under construction. The company also offers unique land-tour vacations in Alaska, Canada and Europe through its cruise-tour division. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Such factors include general economic and business conditions, vacation industry competition (including cruise industry competition), changes in vacation industry capacity (including cruise capacity), the impact of tax laws and regulations affecting our business or our principal shareholders, the impact of changes in other laws and regulations affecting our business, the impact of pending or threatened litigation, the delivery of scheduled new ships, emergency ship repairs, incidents involving cruise ships, reduced consumer demand for cruises as a result of any number of reasons (including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service), changes in our stock price, interest rates, oil prices or foreign currency exchange rates, weather and other factors described in further detail in Royal Caribbean Cruises Ltd.’s filings with the Securities and Exchange Commission. The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, certain financial measures in this news release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found on our investor relations website at www.rclinvestor.com.

Financial Tables Follow
(####)

ROYAL CARIBBEAN CRUISES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Fourth Quarter Ended		Twelve Months Ended
	December 31,		December 31,
	2004	2003	2004	2003
	(unaudited)		(unaudited)
Passenger ticket revenues	$703,406	$640,336	$3,359,201	$2,775,055
Onboard and other revenues	261,179	237,709	1,196,174	1,009,194

Total revenues	964,585	878,045	4,555,375	3,784,249

Cruise operating expenses
Commissions, transportation and other	176,597	161,528	822,206	684,344
Onboard and other	56,795	49,024	300,717	249,537
Payroll and related	123,620	111,926	487,633	426,462
Food	67,622	62,410	269,436	239,483
Other operating	245,516	211,757	939,391	781,209

Total cruise operating expenses	670,150	596,645	2,819,383	2,381,035
Marketing, selling and administrative expenses	153,673	141,877	588,267	514,334
Depreciation and amortization expenses	100,608	94,644	394,136	362,695

Operating income	40,154	44,879	753,589	526,185

Other income (expense)
Interest income	3,682	1,336	9,208	4,519
Interest expense, net of interest capitalized	(78,516)	(69,631)	(309,977)	(268,398)
Other income	8,895	3,367	21,871	18,358

	(65,939)	(64,928)	(278,898)	(245,521)

Net (loss) income	$(25,785)	$(20,049)	$474,691	$280,664

(LOSS) EARNINGS PER SHARE:
Basic	$(0.13)	$(0.10)	$2.39	$1.45

Diluted	$(0.13)	$(0.10)	$2.26	$1.42

WEIGHTED-AVERAGE SHARES OUTSTANDING:
Basic	200,447	195,675	198,946	194,074

Diluted	200,447	195,675	234,580	211,175

STATISTICS

	Fourth Quarter Ended		Twelve Months Ended
	December 31,		December 31,
	2004	2003	2004	2003
Occupancy as a percentage of total capacity	103.4%	101.6%	105.7%	103.2%
Passenger Cruise Days	5,535,406	5,184,086	22,661,965	20,064,702
Available Passenger Cruise Days	5,354,396	5,101,528	21,439,288	19,439,238

ROYAL CARIBBEAN CRUISES LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of
	December 31,	December 31,
	2004	2003
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$628,578	$330,086
Trade and other receivables, net	84,899	89,489
Inventories	60,260	53,277
Prepaid expenses and other assets	86,869	101,698

Total current assets	860,606	574,550
Property and equipment — at cost less accumulated depreciation and amortization	10,193,443	9,943,495
Goodwill — less accumulated amortization of $138,606	278,561	278,561
Other assets	631,474	526,136

	$11,964,084	$11,322,742

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	$905,374	$315,232
Accounts payable	162,973	187,756
Accrued expenses and other liabilities	330,073	271,944
Customer deposits	875,082	729,595

Total current liabilities	2,273,502	1,504,527

Long-term debt	4,826,570	5,520,572
Other long-term liabilities	59,492	34,746

Commitments and contingencies

Shareholders’ equity
Common stock ($.01 par value; 500,000,000 shares authorized; 201,253,140 and 196,106,658 shares issued)	2,012	1,961
Paid-in capital	2,206,157	2,100,612
Retained earnings	2,533,265	2,162,195
Accumulated other comprehensive income	71,363	5,846
Treasury stock (596,556 and 556,212 common shares at cost)	(8,277)	(7,717)

Total shareholders’ equity	4,804,520	4,262,897

	$11,964,084	$11,322,742

ROYAL CARIBBEAN CRUISES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Twelve Months Ended
	December 31,
	2004	2003
	(unaudited)
OPERATING ACTIVITIES
Net income	$474,691	$280,664
Adjustments:
Depreciation and amortization	394,136	362,695
Accretion of original issue discount on debt	52,562	48,874
Changes in operating assets and liabilities:
(Increase) decrease in trade and other receivables, net	(3,256)	10,011
Increase in inventories	(6,813)	(15,978)
(Increase) decrease in prepaid expenses and other assets	(17,196)	6,670
(Decrease) increase in accounts payable	(25,987)	19,756
Increase (decrease) in accrued expenses and other liabilities	53,851	(3,340)
Increase in customer deposits	145,273	161,640
Other, net	9,730	(13,189)

Net cash provided by operating activities	1,076,991	857,803

INVESTING ACTIVITIES
Purchases of property and equipment	(630,670)	(1,029,530)
Other, net	(1,840)	(73,114)

Net cash used in investing activities	(632,510)	(1,102,644)

FINANCING ACTIVITIES
Repayments of long-term debt, net	(361,386)	(231,100)
Net proceeds from issuance of long-term debt	225,000	590,536
Dividends	(104,521)	(98,320)
Proceeds from exercise of common stock options	98,316	45,960
Other, net	(3,398)	25,267

Net cash (used in) provided by financing activities	(145,989)	332,343

Net increase in cash and cash equivalents	298,492	87,502
Cash and cash equivalents at beginning of year	330,086	242,584

Cash and cash equivalents at end of year	$628,578	$330,086

SUPPLEMENTAL DISCLOSURE:
Cash paid during the year for:
Interest, net of amount capitalized	$266,037	$219,598

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant)
Date: February 1, 2005	By:	/s/ BONNIE S. BIUMI
Bonnie S. Biumi
Senior Vice President, Treasurer